EDAP TMS S.A. ANNOUNCES 2003 FINANCIAL RESULTS CALENDAR

Vaulx-en-Velin, France, January 27, 2003 EDAP TMS S.A. (Nasdaq: EDAP) a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases today announces its 2003 financial results calendar.

The Company expects to release:

  fourth quarter and year-end 2002 financial results the week of March 10, 2003;

  first quarter 2003 the week of May 12, 2003;

  second quarter 2003 the week of August 4, 2003; and

  third quarter 2003 the week of November 3, 2003.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently develops and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU), through its EDAP SA subsidiary; it is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL), via its TMS SA subsidiary. In addition, the Company markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.